UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

NOTICE TO SHAREHOLDERS

Sendas Distribuidora S.A. (“Company”) informs its shareholders and the market that, at the Annual and Extraordinary Shareholders’ Meeting of the Company held on this date (“Shareholders’ Meeting”), it was approved the distribution of dividends in the amount of R$ 67,537,862.76, equivalent to R$ 0.0500185431139003 per common share issued by the Company.

This amount, added to the R$ 50,000,000.00, declared and paid in advance of profits, on February 17, 2023, pursuant to the Board of Directors' Meeting of the Company held on December 23, 2022, totals R$ 110,964,050.59, equivalent to 25% of the Company’s adjusted net income related to the fiscal year of 2022.

For holders of the Company's shares traded on Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”), the payment of the dividend will be made on June 26, 2023, based on the shareholding position of April 27, 2023 (including), with withholding income tax, except for shareholders proven to be immune or exempt. The shares issued by the Company will be traded ex-dividends on B3 on April 28, 2023 (including).

For holders of American Depositary Receipts traded on the New York Stock Exchange - NYSE (“ADR”), the payment will be made through JP Morgan Chase Bank, NA, depositary bank of the ADRs, and it shall be entitled to such payment ADRs holders. Holders of ADRs can obtain information regarding the payment of dividends on the https://adr.com.

The minutes of the Shareholders’ Meeting was filed at the Company’s headquarters and is available on the Company’s website (https://ri.assai.com.br) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.gov.br/cvm) and the B3 (www.b3.com.br).

Rio de Janeiro, April 27, 2023.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.